MeadWestvaco Corporation
501 South 5th Street
Richmond, VA 23219-0501

+1 804.444.2016
john.banu@mwv.com

April 15, 2010

BY EDGAR AND BY HAND DELIVERY

Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: MeadWestvaco Corporation, Form 10-K for Fiscal Year Ended December 31, 2009, Filed February 23, 2010, File No. 001-31215

Dear Ms. Jenkins:

On behalf of MeadWestvaco Corporation (the “company”), attached are the responses of the company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2010. Based on our review of the comments raised by the Staff, we believe that the information provided herein demonstrates that compliance with the Staff’s comments can be handled on a prospective basis as necessary. Consequently, where applicable, we have written responses to the comments requesting changes to the company’s disclosures in a manner that describes what we propose to do for future filings. We are confident that after the Staff’s consideration of our responses, we can reach an agreement pursuant to which all changes are made on a prospective basis as necessary.

For the convenience of the Staff, the responses set forth below have been placed in the order in which the Staff presented the comments, with the text to each comment presented in italics before each response.

April 15, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s discussion and analysis of financial condition and results of operations, page 17

Critical Accounting Policies, page 34

Income taxes, page 36

1. To the extent that you believe there is a known uncertainty with respect to the taxability of the alternative fuel tax credit, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the tax credits, along with the potential impact and the timing of the impact on your financial statements, pursuant to Item 303 of Regulation S-K. You may also refer to FASB ASC 275-10 (SOP 94-6) for additional guidance on risks and uncertainties.

The company recorded income of $375 million within Other income in its consolidated statement of operations for the year ended December 31, 2009 pursuant to the alternative fuel mixture credit (“AFMC”). A related tax provision of $133 million was also recorded in the company’s consolidated statement of operations. Of this amount, a tax provision of $128 million was recorded on 100 percent of the January 2009 through November 2009 AFMC of $344 million taken as a cash refund of excise taxes, in addition to a tax provision of $5 million recorded on 40 percent of the December 2009 AFMC of $31 million to be refunded through a credit to the federal income tax return pursuant to management concluding such tax position would more likely than not be sustained. As such, any potential adverse resolution with respect to the full 100 percent taxability of the December 2009 AFMC would not be material to the company in future periods. Furthermore, if our income tax position is sustained with respect to the January 2009 through November 2009 AFMC, either all or in part, we would recognize a tax benefit in the future equal to the amount sustained. We evaluated the recording of the taxability of the AFMC income in accordance with the critical accounting policies regarding uncertain tax positions described on page 37 of the company’s 2009 10-K.

New Accounting Guidance, page 37

Accounting for variable interest entities, page 39

2. We note that you will adopt on January 1, 2010 new accounting guidance related to the accounting and disclosure for variable interest entities. Please discuss the impact that adoption of the guidance is expected to have on your financial statements. Refer to SAB Topic 11:M for additional guidance.

April 15, 2010

As expected, the impact of adopting new guidance related to the accounting and disclosure for variable interest entities did not have a material effect on the company’s consolidated financial statements on January 1, 2010. In future filings, our disclosure will state clearly, where applicable, that the impact of adoption of new accounting guidance will not have a material effect on the company’s consolidated financial statements.

Note O. Income taxes, page 74

3. To the extent you have taken a position that the alternative fuel tax credit is not taxable, please tell us where you have presented the tax credit in your reconciliation of income taxes at the federal statutory rate and income tax expense. If you have combined the alternative fuel tax credit with other reconciling items, tell us if the tax credits amount to more than five percent of the taxes at the federal statutory rate. If so, provide us with the amount and nature of each significant reconciling item and tell us how you considered the requirement to disclose this information pursuant to FASB ASC 740-10-50-12 and 50-14 and Rule 4-08(h)(2) of Regulation S-X.

The December 2009 AFMC recorded in Other income in the amount of $31 million in the consolidated statement of operations to be received through a credit to the company’s federal income tax return resulted in a 4.87 percent effective tax rate benefit as a percentage of the federal statutory rate of 35 percent included in the “Settlement of tax audits and other” line item of the tax rate reconciliation disclosure, along with other separate items each not exceeding 5 percent of the federal statutory tax rate described in Note O (i.e., the December 2009 AFMC tax benefit was less than 1.75 percent of pre-tax income).

4. We note that you added to the unrecognized tax benefits during 2009. Please tell us the portion of the additions that pertain to the alternative fuel tax credit. We further note that it is reasonably possible that the balance of unrecognized tax benefits may change during 2010 as a result of the resolution of various audits. Please tell us how you considered the likelihood of receipt of definitive guidance from the IRS that would resolve uncertainties regarding the taxability of the credits. Refer to FASB ASC 740-10-50-15.d. for additional guidance.

Of the $153 million of “Additions based on tax positions related to the current year” in the 2009 reconciliation of the gross uncertain tax benefit disclosure in Note O, $138 million (gross amount disclosed for both federal and state without $5 million of federal benefit from state and local taxes) related to the taxability of the AFMC recorded in Other income in the consolidated statement of operations. If our income tax position is sustained with respect to the January 2009 through November 2009 AFMC, either all or in part, we would recognize a tax benefit in the future equal to the amount sustained. We evaluated all evidence available through the date of the company’s 2009 10-K filing and at this time we do not expect resolution of this matter in 2010. Moreover, we do not expect any definitive guidance from the IRS on this matter within the next 12 months.

April 15, 2010

The company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact the undersigned at (804) 444-2016.

Very truly yours,

/s/ John E. Banu
John E. Banu
Vice President and Controller

cc:	Steve Lo, Securities and Exchange Commission
Ryan Milne, Securities and Exchange Commission
John A. Luke, Jr.
E. Mark Rajkowski
Wendell L. Willkie, II
William T. Bishop, PricewaterhouseCoopers LLP